

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2010

Daniel T. Henry
Executive Vice President and Chief Financial Officer
American Express Company
200 Vesey Street, World Financial Center
New York, NY 10285

> **Re:** **American Express Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-07657**

Dear Mr. Henry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Centurion Bank and AEBFSB as Issuers of Certain Cards, page 17

1.   Please tell us the circumstances under which AEBFSB has committed to maintain a Total capital ratio of no less than 15%.

Supervision and Regulation-General

Privacy and Fair Credit Reporting, page 42

2.   We note your disclosure here and on page 52 of your Form 10-Q for the period ended March 31, 2010 that as a result of the recently-enacted Credit Card Accountability

Responsibility and Disclosure Act of 2009 (CARD Act), you have undertaken various actions to mitigate the impact of this legislation. You go on to disclose that, should the actions undertaken to mitigate the impact are not effective, the legislation and amendments will "likely have a material adverse effect on the Company's results of operations." Please address the following in your future filings:

a. Please revise your future filings to identify in more detail the specific actions you have undertaken to mitigate the impact of this legislation, when you have (or will) implement such actions, and your evaluation of the success of such actions to date.

b. Please revise your future filings to describe in more detail the specific "material adverse effects" that this legislation will have on the Company if the actions undertaken by you do not appropriately mitigate the risks. If possible, please quantify the potential impact you expect this will have on your financial statements.

c. To the extent possible, please differentiate the impact of the CARD Act on your Cardmember loans from its impact on your Cardmember receivables.

Compensation Practices, page 44

3. We note your disclosure on page 44 regarding the Federal Reserve's proposal on incentive compensation policies and we are aware of the Federal Reserve's "horizontal review" of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Item 3. Legal Proceedings, page 82

4. We note your disclosures here and in Note 24 beginning on page 121 of Exhibit 13, as well as in Item 1 of your Form 10-Q for the period ended March 31, 2010, regarding the various litigation matters the Company is exposed to. We also note that in the majority of these situations, you have not disclosed either:

(i)   the possible loss or range of loss; or

(ii)   a statement that an estimate of the loss cannot be made.

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in your Form 10-Q for the second quarter to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Item 11. Executive Compensation, page 92

5.   We note that your Compensation Committee has reviewed the design and controls in your incentive compensation programs to evaluate whether they encourage unnecessary and excessive risk-taking. It appears that you have concluded that no disclosure is required in response to Item 402(s) of Regulation S-K. Please confirm your conclusion and tell us if the conclusion was based on the Compensation Committee's review as described in the proxy statement. If additional processes were undertaken in support of your conclusion, please describe them.

Exhibit 13

Financial Review, page 18

6.   Please revise your future filings to discuss the reasons for the significant decreases in the loan balance from December 31, 2007 to 2009, as well as the significant increase during the quarter ended March 31, 2010.

Financial Statements

Note 5. Loans, page 82

7.   We note your disclosure here and on page 57 of Part I of your Form 10-K regarding your long-term and short-term cardmember loan and receivable modification programs. Please revise your disclosure in future filings to quantify, separately for each type of modification program, the types of concessions made, including reduction in interest rate, payment extensions, forgiveness of principal, forbearance or other actions, as appropriate. In addition, please provide a narrative disclosure addressing your success with each of the different types of concessions in your proposed disclosure.

8.   It appears from your disclosure on page 57 that loans and receivables modified under your Short Term Modification Programs, which include short-term interest rate and fee reductions to cardmembers experiencing financial difficulty, are not considered to be

troubled debt restructurings (TDR). Please address the following related to your Short Term Modification Programs:

  a. Tell us and revise future filings to disclose whether the allowance for loan losses related to these loans is not materially different than it would have been if the allowance had been calculated under ASC 310 (SFAS 114).

  b. Beyond the fact that the concessions are temporary in nature, tell us what accounting literature you relied on as a basis in concluding that the modifications do not constitute TDR. In this regard, specifically address in your response the fact that because you are not collecting all of the contractual principal and interest due under the original loan terms, it would appear that you may have granted a concession. Further, please also address in your response the fact that it appears that you may not have granted these modifications if the borrower had not been experiencing financial difficulty.

  c. Provide us with additional information regarding how the allowance is established for these loans. To this extent, please address in your response how these loans migrate into and out of various homogenous pools before and after you grant the concession, as well as after the cardmember fails to make payments as indicated under the modified terms offered on a temporary basis.

  d. Please revise your future filings to clarify how your various modification programs affect the accrual or nonaccrual status classification of receivables and loans.

9. You state on page 61 that Cardmember loans include balances with extended payment terms on certain charge card products. In your future filings, please revise Note 5 to more clearly explain the nature of these balances and the nature of the extended payment terms. To the extent that such balances are reclassified from receivables to loans, please identify the triggers for and amount of such reclassifications.

Note 21. Retirement Plans, page 113

10. We note that you currently have several noncontributory defined-benefit pension plans and that you present your noncontributory defined-benefit pension plans on an aggregated basis in your tabular disclosures on pages 113-117. Please confirm that all plans presented on an aggregated basis have projected and accumulated pension obligations in excess of the fair value of the plan assets. If not, please revise your future filings to provide the disclosures required by ASC 715-20-50-3 for those plans have accumulated benefit obligations in excess of the fair value of plan assets at the measurement date.

11. As a related matter, we note that you sponsor certain non-U.S. retirement plans that appear to be presented on an aggregated basis with certain other plans in your

disclosures. Please consider the need to provide separate disclosure of these foreign plans in your future filings to the extent that the benefit obligations of the foreign plans are significant relative to your total benefit obligation or in the event those plans use significantly different assumptions. Refer to ASC 715-20-50-4.

12.   Please revise future filings to disclose how you define "long-term" as it relates to your expected long-term rate of return on plan assets. Additionally, disclose the actual return on assets during the periods presented.

Definitive Proxy Statement

13.   Please provide us with a proposed disclosure that covers all of the information required by Items 407(c)(2)(vi) and 407(h) of Regulation S-K and confirm that you will include such information in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman, Staff Attorney, at (202) 551-3366 or Kathryn McHale, Staff Attorney, at (202) 551-3464 with any other questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief